

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

<u>Via E-Mail</u>
David Lam
Lion Lam Diamond Inc.
14520 Memorial Drive
Suite M206
Houston, Texas 77079

> **Re:** **Lion Lam Diamond Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed July 28, 2011**
> **File No. 333-172112**

Dear Mr. Lam:

We have reviewed your letter dated July 28, 2011 responding to our comment letter dated July 15, 2011 and your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your responses to comments one and two in our letter dated July 15, 2011, however a number of errors continue to exist or resulted from changes you made to the current amendment. The following errors are examples only, and not an exhaustive list:

    * The following sentence on page nine appears to be incomplete: "We expect that, during our first year of operations following the effectiveness of our Registration."
    * The meaning of the following is unclear: "We will *occur* additional costs for professional fees in the approximate amount of $4,600." (emphasis added)
    * The following is unclear: "…and we may not obtain such coverage may not be adequate to cover all potential claims." (page 11)
    * On page F-6 you have added a reference to the "Securities and Exchange Commission Act of 1934."

- Please clarify the last sentence under the section "Shares Eligible for Future Sale" on page 18.
- The following is unclear: "D could purchase small quantities of our products with advanced payments." (page 20)
- The following is unclear: "The loan is evidence by a promissory note and is due on demand that bears 4% interest per annum." (page 30)
- It appears you have changed "indemnitee" to "indemnities" in error on page 33.

Please review and revise your amendment to correct such errors. Please note that if your next amendment continues to contain similar correctable errors, the staff may determine not to perform a detailed review and indicate that no further review will be undertaken until such errors have been corrected.

2. It appears that you have deleted the disclosure required by Item 101(h)(4)(xii) of Regulation S-K. Please revise to include such disclosure.

The Offering, page 4

3. Please revise the number of shares being offered in the table to reflect up to 5,000,000 shares as opposed to 50,000, 000. Please ensure that all your numbers and statements are internally consistent within the document.

Item 3. Summary Information, Risk Factors, page 6

4. We note your revisions to the second paragraph of this section. It appears from the disclosure in your filing that you have not yet offered diamonds to your "authorized distributors" and that you do not yet have any "authorized distributors." Please revise this paragraph to reflect appropriately the current status of your business operations.

Summary of the Company, page 6

5. You state you have generated no revenue since inception. Your March 31 statement of operations indicates you earned $6,000 in revenue during the three months then ended. Please revise the second sentence of the third paragraph to disclose how much revenue you have generated since inception. Please ensure that all your numbers and statements are internally consistent within the document.

6. Please revise your disclosure of the amount of loss you have incurred from inception through December 31, 2010 so that it agrees with the amount disclosed in the statement of operations. Please ensure that all your numbers and statements are internally consistent within the document.

Selected Financial Data, page 7

7.   We reviewed your response to comment three in our letter dated July 15, 2011 and note your revisions.  However, you still have not revised the labels of the balance sheet data.  For instance, the column that reads "For the three months ended March 31, 2011" should read "As of March 31, 2011."

Risks Factors, page 8

(9) changes in prices of diamonds, page 11

8.  We note your statement that a "substantial increase or decrease in the price or supply of raw materials. . . can affect. . . positively, customer demand, sales and gross profit margins."  Please remove this language, as it mitigates the point of the risk factor.

(13) If a market for our common stock does not develop, page 12

9.  Please clarify the first two sentences of this risk factor, as they appear to be unclear and incomplete.

Item 4. Use of Proceeds, page 13

10. We note your statement that you "reserve the right to reallocate the funds according to changing events."  The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.  Please revise.  See Instruction 7 to Item 504 of Regulation S-K.

Item 9. Description of Securities to be Registered, page 16

11. We note your statement that the issued and unissued shares of the company "when sold and paid for, will be duly authorized, fully paid, non-assessable and validly issue."  This statement is a legal conclusion that you are not qualified to make.  If true, please revise to disclose that this statement is based on the opinion of counsel and name counsel, or remove the statement from your disclosure.

Item 11. Information with Respect to the Registrant, page 19

12. Please provide a brief description of your "Heart & Arrow" cut diamonds.

13. The disclosure on pages 20 and 22 regarding your "crown marketing strategy" appears to be identical.  Please advise or revise, perhaps by deleting the duplicative disclosure on page 20.

Customer Profile, page 23

14. Please provide the bases for the following assertions or, if you cannot, revise such statements
   to indicate that they represent your beliefs:
   • "There are few, if any, national jewelers that offer high-end 24K gold crowns or tiaras
     decorated with real diamonds."
   • "…more will be searching for fine gold and diamond tiaras to wear in their
     weddings."
   • "Because of this, many Japanese will shop for internally flawless diamonds."
   • "Because their currency is still unstable, they appreciate gold and diamonds more
     than other nationals in Asia."

Description of Properties, page 25

15. We note that you have amended your disclosure to state that you do not own any real estate
   in the state of Texas.  Accordingly, we re-issue comment 24 in our letter dated March 7,
   2011.

Plan of Operation  page 26

Phase II: Outsource jewelry design projects, page 26

16. We note your response to comment six in our letter dated July 15, 2011 but we are unable to
   locate the requested revisions.  In this regard, we note that it appears you have repeated
   disclosure regarding your 3-D jewelry designers in the second paragraph of this section
   instead of discussing your "skilled artisans and goldsmiths."  Please advise or revise.

Phase III:  Purchase of ideal cut diamonds, 26

17. Please revise to clarify your statement that you "require to purchase additional ideal cut
   diamonds to create the crown."  In this regard, we note your statement that you "have
   acquired all the necessary polished diamonds…to complete our first 24K gold crown."

Liquidity and Capital Resources, page 27

18. Please indicate the source of your revenues.

Qualitative Disclosures about Market Risk, page 28

19. Please revise this section to clarify that a market maker, not you, must file an application on
   your behalf in order to make a market for your common stock on the OTC Bulletin Board,
   and that there is no guarantee that you will find such a market maker or that such an
   application will be accepted.

Executive Compensation, page 29

20. We reviewed your response to comment seven in our letter dated July 15, 2011 and note your revisions. There appears to be a typographical error as the amount disclosed in the table does not agree with the amounts disclosed in the footnote to the table and the amount disclosed on the balance sheet as of December 31, 2010.  Please ensure that all your numbers and statements are internally consistent within the document.

Employment Agreement, page 30

21. Please tell us how a one-year extension of the term of the employment agreement can result in "the remaining term of the Agreement again becom[ing] thirty-six (36) full months from the Effective Date."

Financial Statements, page 32

22. Please update your financial statements to include financial statements for the interim period ending within 135 days of the effective date of the registration statement pursuant to Rule 8-08 of Regulation S-X.

23. We reviewed your response to comment eight in our letter dated July 15, 2011 and note your revisions.  You still have not included all of the appropriate periods in the labels of the financial statements in the index.  For example, the financial statements on pages F-3 and F-5 cover the following periods: the three months ended March 31, 2011 (labeled "unaudited,"), the period from inception to December 31, 2010, and the period from inception to March 31, 2011.  Please revise.

Report of Independent Registered Public Accounting Firm, page F-1

24. Please note we will not accept any report based on an audit that has not been conducted in accordance with the standards of the Public Company Accounting Oversight Board.

Balance Sheet, page F-2

25. Please revise the labels of the columns to read "As of" the latest interim date and "As of December 31, 2010" and label the interim column as unaudited.

26. Please revise the typographical error in the balance of accumulated deficit at December 31, 2010.  Please review and revise the document for typographical errors.

Statement of Cash Flows, page F-4

27. We reviewed your response to comment 13 in our letter dated July 15, 2011 and note that
you did not make the requested revision. Please label the column for any interim periods as
unaudited.

28. We reviewed your response to comment 14 in our letter dated July 15, 2011 and note your
revisions. However, you still did not include an inception to date (i.e. for the period of
inception to March 31, 2011) column for all periods covered by the financial statements.
Please revise.

29. Please revise the amount of net loss from inception to December 31, 2010 so that it agrees to
net loss that is disclosed in the statement of operations. Please ensure that all your numbers
and statements are internally consistent within the document.

30. Please tell us your basis in GAAP for including Interest Forgiven within changes in operating
assets and liabilities, as opposed to a supplemental non-cash disclosure.

31. Please revise the amounts for the line item Increase (Decrease) in Cash for all periods
presented.

Statements of Stockholders' Equity, page F-5

32. We reviewed your response to comment 17 in our letter dated July 15, 2011 and note your
revisions. There are still some amounts in the statement that do not agree to the amounts
disclosed in other financial statements. For example, Net Loss for the period from inception
through December 31, 2010 and Accumulated Deficit at December 31, 2010 were $(15,036)
and not $(19,641). Please ensure that all amounts contained in the above statement are
consistent and conform to amounts disclosed in other applicable financial statements, as
updated.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 if you have
questions regarding comments on the financial statements and related matters. Please contact
Ramin Olson, Staff Attorney, at (202) 551-3331, Lilyanna Peyser, Staff Attorney, at (202) 551-
3222, or me at (202) 551-3849 with any questions you may have.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant